UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CARDIOME PHARMA CORP.

(Name of Issuer)

Common Shares, No Par Value Per Share

(Title of Class of Securities)

14159U202

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.14159U202	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.14159U202	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.14159U202	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* 00

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.14159U202	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* 00

                                                               *SEE INSTRUCTION BEFORE FILLING OUT

CUS CUSIP No.14159U202		13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:
Cardiome Pharma Corp.

Item 1(b)	Address of Issuer's Principal Executive Offices:

6190 Agronomy Road, 6th Floor, Vancouver, British Columbia,
Canada V6T 1Z3

Items 2(a)	Name of Person Filing:

This statement is filed by: (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Common Stock, no par value per share (“Shares”) of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”); (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to Shares beneficially owned by SAC Capital Advisors LP and SAC Capital Associates; (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); (iv) CR Intrinsic Investments with respect to shares beneficially owned by it; and (v) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, CR Intrinsic Investors and CR Intrinsic Investments.

Item 2(b)	Address of Principal Business Office:

The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; and (ii) CR Intrinsic Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies.

Item 2(c)	Citizenship:

SAC Capital Advisors LP is a Delaware limited partnership. SAC Capital Advisors Inc. is a Delaware corporation. CR Intrinsic Investors is a Delaware limited liability company. CR Intrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Shares, no par value per share

Item 2(e)	CUSIP Number:

14159U202

Item 3	Not Applicable

Item 4	Ownership:

As of the close of business on December 31, 2009

1. S.A.C. Capital Advisors, L.P.

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

2. S.A.C. Capital Advisors, Inc.

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

3. CR Intrinsic Investors, LLC

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

4. CR Intrinsic Investments, LLC

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

5. Steven A. Cohen

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Mr. Cohen controls SAC Capital Advisors Inc. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors Inc. and CR Intrinsic Investors. CR Intrinsic Investments is a wholly owned subsidiary of SAC Capital Associates. Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement, and SAC Capital Associates disclaims beneficial ownership of any securities held by CR Intrinsic Investments.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members

of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

S.A.C. CAPITAL ADVISORS, L.P.

By: /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By: /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

CR INTRINSIC INVESTORS, LLC

By: /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

CR INTRINSIC INVESTMENTS, LLC

By: /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

STEVEN A. COHEN

By: /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

Page 11 of 11